                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

    ANNOUNCEMENT OF PURCHASE OF SHARES OF ITO-YOKADO GROUP COMPANIES IN THE
                                     MARKET


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of July  28 ,  2005
                ----------- ------


Commission File Number     09929
                       --------------

                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F   X    Form 40-F
                                  ------          -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                            Yes      No  X
                               -----   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 28, 2005

                                                 MITSUI & CO., LTD.


                                    By: /s/ Kazuya Imai
                                        -----------------------------
                                        Name:  Kazuya Imai
                                        Title: Senior Executive Managing Officer
                                               Chief Financial Officer

                                                                   July 28, 2005

To whom it may concern
                                                Mitsui & Co., Ltd.
                                                1-2-1 Ohtemachi,
                                                Chiyoda-ku, Tokyo, Japan


 ANNOUNCEMENT OF PURCHASE OF SHARES OF ITO-YOKADO GROUP COMPANIES IN THE MARKET

Mitsui & Co., Ltd. ("Mitsui") announced today that through the purchase of shares in the market it had effectively reached its planned purchase target of shares of certain Ito-Yokado Group ("IY Group") companies. Mitsui began purchasing these shares in April 2005 when the share prices of the companies declined sharply to historically low levels, with the aim of strengthening existing ties with IY Group and becoming one of the top 10 shareholders in a new holding company of IY Group, Seven & I Holdings Co., Ltd., which is scheduled to be established on September 1, 2005. As of July 27, Mitsui held shares as follows.


                                                                % of total shares
Name of IY Group company          Number of shares held            outstanding          Purchase Amount
------------------------          ---------------------         -----------------       ---------------
Ito-Yokado Co., Ltd.                  2,717,400 shares                0.65%             10 billion yen
Seven-Eleven Japan Co., Ltd.         11,461,200 shares                1.39%             35 billion yen

IY Group is a core business partner of Mitsui in consumer products and services businesses. Based on a comprehensive business alliance, Mitsui is engaged in a wide range of activities with IY Group, including sales and logistics services for foodstuffs, processed foods and packages as well as collaborative development of new businesses in Japan and overseas such as the development and management of shopping malls and shopping centers. Mitsui believes that the development of this business alliance and expansion of activities with IY Group will contribute to further mutual growth.


FOR FURTHER INFORMATION, PLEASE CONTACT:
Corporate Communications Division
Mitsui & Co., Ltd.
Telephone: +81-3-3-3285-7566

Investor Relations Division Mitsui & Co., Ltd.
Telephone: +81-3-3-3285-7910